[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

April 17, 2014

VIA E-MAIL AND EDGAR

Nicholas P. Panos, Senior Special Counsel, Office of Mergers and Acquisitions
Luna Bloom, Staff Attorney
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sotheby’s
Definitive Soliciting Materials filed on Schedule 14A
Filed April 8, 2014
File No. 001-09750

Dear Mr. Panos and Ms. Bloom:

On behalf of our client, Sotheby’s (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 10, 2014 with respect to the Company’s Definitive Soliciting Materials on Schedule 14A filed April 8, 2014 (File No. 001-09750) (the “Materials”).

This letter is being filed electronically via the EDGAR system today and includes the Company’s response to each comment.  In addition to the EDGAR filing, we are delivering a copy of this letter by e-mail.  Certain materials are also being provided on a supplemental basis to the Staff.  For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response.

 Sound Corporate Governance Policies and Practices, page 29

1.
Please provide us with the materials upon which the participants ostensibly relied to support the statements that the average tenure of directors is approximately 8.6 years for the S&P 500 and approximately 10.8 years for the S&P 1500, clearly marked to highlight the applicable portion or section containing the referenced information.

Response: The participants relied on the Spencer Stuart Board Index and an Institutional Shareholder Services study cited in the Wall Street Journal in support of these statements.  The relevant pages from these sources, with the statistics clearly highlighted, are set forth in the materials being provided to the Staff on a supplemental basis under separate cover (the “Supplemental Materials”).

 Third Point Nominees, page 36

2.
We note that each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis.  Provide us with support for the assertions appearing on page 36 that certain of the Third Point nominees, as applicable, have no experience in art/auction expertise, luxury expertise, digital media/communication, or client services.

Response: The Company concluded that the Third Point nominees, as applicable, lack the requisite experience in art/auction expertise, luxury expertise, digital media/communication, or client services based on the biographical information for such nominees included in Third Point’s solicitation materials (including Third Point’s definitive proxy statement filed on March 28, 2014), the notice of nomination for such nominees submitted by Third Point to the Company on February 27, 2014, and other publicly available information.  The pages of the definitive proxy statement and the notice of nomination containing the nominees’ biographical information are included in the Supplemental Materials.  The Company believes that it was reasonable to conclude that any relevant experience of the nominees in these areas would have been disclosed in such documents, given their relevance to the suitability of the candidates to serve on the Company’s board.

All of Daniel  Loeb’s professional experience as disclosed in the relevant materials is in the financial services or investment / hedge fund industries.   He discloses no professional experience in the areas of art/auction expertise, luxury expertise, or digital media/communications.  The Company determined that Mr. Loeb’s professional experience included  some experience in client service through his leadership of Third Point.  However, investment management has only limited applicability to the more direct client service entailed in the Company’s business, and the Materials accordingly indicated limited experience in this area as applicable to the Company.  While Mr. Loeb discloses an interest in art in his capacity as a private collector and as a museum trustee, the Company does not believe that such experience as a customer constitutes the requisite professional experience in the art/auction industry.

Olivier Reza’s publicly disclosed professional experience is entirely in the areas of financial services or jewelry design, through his participation in his family’s business.  The Company determined that this experience could potentially be relevant to the areas of client service and luxury expertise (although Mr. Reza’s participation in the family jewelry business is of relatively short duration), and accordingly noted this determination in the Materials.  Mr. Reza does not disclose any professional experience in the areas of art/auction expertise or digital media/communications.  As with Mr. Loeb, while Mr. Reza claims to be “a very active art collector” (page 7 of Third Point definitive proxy statement), the Company does not believe that such experience as a customer constitutes the requisite professional experience in the art/auction industry.

All of  Harry Wilson’s publicly disclosed professional experience is in the areas of financial services and corporate restructuring.  He discloses no professional experience in the areas of art/auction expertise, luxury expertise, digital media/communication, or client services, and the Company therefore concluded that he does not possess any such experience.

The Company relied on the information set forth above and in the Supplemental Materials in making the referenced statements, and believes that they provide a sufficient factual foundation to do so.

Mr. Loeb’s Self-Interested Transaction with Yahoo!, page 40

3.
We note the following quotations that appear to indirectly make charges concerning improper or illegal conduct of Mr. Loeb without explanation, support or a factual foundation as required by Note (b) to Rule 14a-9:

•	“However, this transaction is colored by Third Point’s insider status…Moreover, Third Point is giving up its Board representation as part of this deal, which smacks of greenmail”

•	“The share repurchase has the whiff of greenmail, with Business Insider’s Henry Blodget going as far as to call it ‘insider trading’…the sale is arguably suspect in terms of its timing.”

Please provide us with the factual foundation, if any, upon which the Company relied in support of these statements.  As to any matters for which a factual foundation does exist, please avoid making future statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation.  Please also note that characterizing a statement as an opinion or belief does not eliminate the need to provide a proper factual foundation for the statement.  A reasonable basis must exist for each opinion or belief expressed.

Response: The Company respectfully submits that the inclusion of the quotations on page 40 was based on the following, publicly available facts, and we further respectfully direct the Staff to various independent, third party reports and publications set forth in the Supplemental Materials discussing Third Point’s transaction with Yahoo!:

•	On February 14, 2012, Third Point launched a proxy contest against Yahoo!, nominating four director candidates for Yahoo!’s board.
•	On March 13, 2012, Yahoo! appointed three Third Point designees, Mr. Loeb, Mr. Wilson and Michael J. Wolf to its board in connection with a settlement to resolve its proxy contest with Third Point.
•
On July 22, 2013, while all of the Third Point designees were still serving as directors of Yahoo!, Yahoo! announced that it would repurchase 40 million shares owned by Third Point at $29.11 per share (the closing share price of Yahoo! common stock on July 19, 2013) and that in connection with the transaction (which would take Third Point’s ownership position below 2% of Yahoo!’s outstanding common stock), each of the Third Point designees would be required to resign from the board per the terms of Third Point’s settlement agreement with Yahoo!.

•
In connection with consummation of the transaction and Third Point’s receipt of the approximately $1.2 billion purchase price, Third Point’s directors departed from the Yahoo! Board and Yahoo! received certain standstill commitments from Third Point ensuring that Third Point would not agitate against Yahoo!, run a proxy contest or seek board representation, among other protections.  This purchase price was widely believed to be higher than the price Third Point could have achieved in open market sales, due to the size of the share block, and the additional significant transaction expenses that Third Point managed to avoid through a repurchase by Yahoo!.

•	On July 22, 2013, Yahoo! shares closed at $27.86, a price that was 4.3% lower than the price Third Point received for its shares in the transaction.
•	Third Point’s directors served on the Yahoo! Board for approximately one year and three months.

The facts lay out a scenario where, through the $1.2 billion purchase of a large block of shares from an individual shareholder (Third Point) at an arguably inflated price in a transaction not available to other shareholders, Yahoo! removed from its board of directors an activist shareholder and its representatives and obtained “standstill” protections preventing continued aggressive behavior by Third Point.  Accordingly, the Company believes that the third parties quoted by the Company had a reasonable basis for their criticism, that the Company had a reasonable basis to include such quotations in its solicitation materials, and that sufficient factual support was available for the concerns expressed by third-party commentators and the Company.  In addition, in light of these facts, the Company does not believe that the perspectives by third-party commentators discussing the extent to which Third Point’s transactions with Yahoo! resembled “greenmail” (which, while disfavored by many commentators, is not itself illegal) implicate Rule 14a-9.

Appendix

Industry/Market Data, page 44

4.
Representations have been included that appear to disclaim responsibility for the reproduction of content within the soliciting material because certain data obtained from third-party sources “has not been independently verified and no guarantee is made of the data’s accuracy and completeness.”  As the participants are responsible for the accuracy of all information in the filing, this qualification is inappropriate.  Please avoid making future statements that imply the inclusion of the information creates no legal liability exposure for the participants under the federal securities laws.

Response: The Staff’s comment is noted.

5.
Please be advised that when the participants republish quotations and data from third party sources that constitute soliciting material, the participants are making statements subject to Rule 14a-9 regardless of the fact that the participants were not the original “maker” of the statement. To the extent statements made by third parties are included in the participants’ future soliciting materials, please be prepared to provide us with an annotated copy that furnishes the factual support upon which the participants relied to make the statements of the type described in Note (b) to Rule 14a-9.

Response: The Staff’s comment is noted.

If you have any questions regarding the foregoing or wish to discuss this matter, please do not hesitate to contact me at SVNiles@wlrk.com or (212) 403-1366.

Very truly yours,
Sabastian V. Niles

cc:	Andrew R. Brownstein, Wachtell, Lipton, Rosen & Katz
Gilbert L. Klemann, II, Executive Vice President, Worldwide General Counsel and Secretary, Sotheby’s